================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            PLY GEM INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                                 NTK SUB, INC.
                                  NORTEK, INC.
                                   (BIDDERS)
                            ------------------------

                         COMMON STOCK, $0.25 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   729416107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               RICHARD L. BREADY
                                  NORTEK, INC.
                                50 KENNEDY PLAZA
                         PROVIDENCE, RHODE ISLAND 02903
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------
                                    COPY TO:
                             DAVID C. CHAPIN, ESQ.
                                  ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 951-7000

                                 JULY 29, 1997
                            ------------------------

                           CALCULATION OF FILING FEE
                      TRANSACTION VALUATION* $394,047,615
                          AMOUNT OF FILING FEE $78,809
---------------
* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 20,207,570 shares of common stock, $0.25 par value, of Ply Gem Industries, Inc. (the "Company") (collectively, the "Shares") at a price per Share of $19.50 in cash (the "Offer Price"). Such number of shares represents all of the Shares outstanding as of July 28, 1997 (other than the 640,000 Shares held by Nortek, Inc.) and assumes the exercise of all outstanding options and the vesting of all unvested stock.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: none
Form or registration no.: n/a
Filing party: n/a
Date filed: n/a

                      (Exhibit Index is located on Page 5)
================================================================================

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by NTK Sub, Inc., a Delaware corporation ("Purchaser"), to purchase all outstanding shares of common stock, par value $0.25 per share (collectively, the "Shares"), of Ply Gem Industries, Inc., a Delaware corporation, at $19.50 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated July 29, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively (which, as amended or supplemented from time to time, together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Ply Gem Industries, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 777 Third Avenue, New York, New York 10017.

     (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 -- "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(d), (g) This Statement is filed by Purchaser and Nortek, Inc., a Delaware corporation ("Parent"). The information set forth in the Introduction, in Section 8 -- "Certain Information Concerning Purchaser and Parent" and in
Schedule I to the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither Parent nor Purchaser nor, to their knowledge, any of the persons listed in Schedule I (Directors and Executive Officers) to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a)-(b) The information set forth in Section 8 -- "Certain Information Concerning Purchaser and Parent," in Section 10 -- "Background of the Offer; Contacts with the Company" and in Section 11 -- "The Offer and Merger; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth in Section 9 -- "Sources and Amounts of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(g) The information set forth in the Introduction, in Section
10 -- "Background of the Offer; Contacts with the Company," in Section
11 -- "The Offer and Merger; Merger Agreement," in Section 12 -- "Purpose of the Offer and Merger; Plans for the Company" and in Section 13 -- "Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) The information set forth in Section 8 -- "Certain Information Concerning Purchaser and Parent," in Section 11 -- "The Offer and Merger; Merger Agreement" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in Section 11 -- "The Offer and Merger; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the Introduction, in Section 8 -- "Certain Information Concerning Purchaser and Parent," in Section 10 -- "Background of the Offer; Contacts with the Company," in Section 11-- "The Offer and Merger; Merger Agreement," in Section 12 -- "Purpose of the Offer and Merger; Plans for the Company," and in Section 15 -- "Extension of Tender Period; Amendment; Termination" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in the Introduction, in Section 18 -- "'Fees and Expenses" and in Section 19 -- "Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 8 -- "Certain Information Concerning Purchaser and Parent" of the Offer to Purchase, including the financial statements and related notes thereto incorporated by reference in Section 8, is incorporated herein by reference. The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold shares being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION

     (a) The information set forth in the Introduction, in Section 8 -- "Certain Information Concerning Purchaser and Parent," in Section 10 -- "Background of the Offer; Contacts with the Company," in Section 11 -- "The Offer and Merger; Merger Agreement" and in Section 12 -- "Purpose of the Offer and Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) The information set forth in Section 12 -- "Purpose of the Offer and Merger; Plans for the Company" and in Section 17 -- "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 13 -- "Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations" and in
Section 17 -- "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(1) Offer to Purchase, dated July 29, 1997.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Letter to Participants in the Ply Gem Industries, Inc. Dividend Reinvestment Plan.

     (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(8) Form of Summary Advertisement, dated July 29, 1997.

     (a)(9) Text of Press Release, dated July 24, 1997.

     (b) Commitment Letter from WP Bridge Finance, Inc. dated July 18, 1997 agreed to and accepted by Parent and Purchaser, as amended on July 25, 1997.

     (c)(1) Agreement and Plan of Merger dated as of July 24, 1997 by and among Parent, Purchaser and the Company.

     (c)(2) Confidentiality Agreement dated as of September 27, 1995, as amended on June 18, 1997, June 23, 1997 and July 17, 1997 between Parent and the Company.

     (c)(3) Stock Purchase Agreement dated as of July 24, 1997 between Parent and the Company.

     (c)(4) Registration Rights Agreement dated as of July 24, 1997 between Parent and the Company.

     (c)(5) Non-Compete and Termination Agreement dated as of July 24, 1997 among Parent, the Company and Jeffrey S. Silverman, as amended on July 28, 1997.

     (c)(6) Termination and Release Agreement dated as of July 24, 1997 among Parent, the Company and Herbert P. Dooskin, as amended on July 28, 1997.

     (c)(7) First Amended and Restated Stockholders Agreement dated as of July 24, 1997 among Atrium Acquisition Holdings Corp., Atrium/PG Acquisition Corp., Jeffrey S. Silverman, Dana R. Snyder, Herbert P. Dooskin, the Company, Parent and Purchaser.

     (c)(8) Form of Option Surrender Agreement, Release and Waiver (filed as Exhibit B to Exhibit (c)(1) hereto).

     (d)    None.

     (e)    Not applicable.

     (f)    None.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 1997
                                          NORTEK, INC.

                                          By: /s/ RICHARD L. BREADY
                                            ------------------------------------
                                            Name: Richard L. Bready
                                            Title: President

                                          NTK SUB, INC.

                                          By: /s/ RICHARD L. BREADY
                                            ------------------------------------
                                            Name: Richard L. Bready
                                            Title: President

                                 EXHIBIT INDEX

  EXHIBIT     DESCRIPTION
  --------    --------------------------------------------------------------------------------
  (a)(1)      Offer to Purchase, dated July 29, 1997.

  (a)(2)      Letter of Transmittal.

  (a)(3)      Notice of Guaranteed Delivery.

  (a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
              Nominees.

  (a)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
              and Other Nominees.

  (a)(6)      Letter to Participants in the Ply Gem Industries, Inc. Dividend Reinvestment
              Plan.

  (a)(7)      Guidelines for Certification of Taxpayer Identification Number on Substitute
              Form W-9.

  (a)(8)      Form of Summary Advertisement, dated July 29, 1997.

  (a)(9)      Text of Press Release, dated July 24, 1997.

  (b)         Commitment Letter from WP Bridge Finance, Inc. dated July 18, 1997 agreed to and accepted by Parent and Purchaser, as amended on July 25, 1997.

  (c)(1)      Agreement and Plan of Merger dated as of July 24, 1997 by and among Parent,
              Purchaser and the Company.

  (c)(2)      Confidentiality Agreement dated as of September 27, 1995, as amended on June 18,
              1997, June 23, 1997 and July 17, 1997 between Parent and the Company.

  (c)(3)      Stock Purchase Agreement dated as of July 24, 1997 between Parent and the
              Company.

  (c)(4)      Registration Rights Agreement dated as of July 24, 1997 between Parent and the
              Company.

  (c)(5)      Non-Compete and Termination Agreement dated as of July 24, 1997 among Parent, the Company and Jeffrey S. Silverman, as amended on July 28, 1997.

  (c)(6)      Termination and Release Agreement dated as of July 24, 1997 among Parent, the
              Company and Herbert P. Dooskin, as amended on July 28, 1997.

  (c)(7)      First Amended and Restated Stockholders Agreement dated as of July 24, 1997 among Atrium Acquisition Holdings Corp., Atrium/PG Acquisition Corp., Jeffrey S.
              Silverman, Dana R. Snyder, Herbert P. Dooskin, the Company, Parent and
              Purchaser.

  (c)(8)      Form of Option Surrender Agreement, Release and Waiver (filed as Exhibit B to
              Exhibit (c)(1) hereto).

  (d)         None.

  (e)         Not applicable.

  (f)         None.